47 Avenue Road, Suite 200, Toronto, ON M5R 2G3

September 5, 2007

Dear Shareholder,

Re: Annual and Special Meeting of Shareholders

Enclosed herewith you will find a Notice and Agenda of an Annual and Special Meeting of Shareholders to be held on Friday, October 19th, 2007, at the hour of 9:00 a.m. at Suite 200, 47 Avenue Road, Toronto, Ontario, together with an Information Circular, Proxy form and Supplemental Mailing List form.

The Notice of Meeting and Information Circular describe the items of business to be dealt with at the meeting and provide you with other pertinent information about Bontan Corporation Inc., its directors and executive officers.

If you cannot attend the meeting, it is important you represent yourself by proxy. The form of proxy enables you to signify your voting intentions in advance whether or not you plan to attend the meeting. Please complete, date and sign the form and return to our office in the envelope provided.

Yours truly,

/s/ Kam Shah

Kam Shah CA CPA

Chairman, Chief Executive Officer

and Chief Financial Officer